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                                                                 Exhibit 2


PRESS RELEASE

For Immediate Release                    Contact: Michael J. Potter
                                                  Senior Vice President
                                                  and Chief Financial Officer
                                                  (614) 278-6622


                       CONSOLIDATED STORES CORPORATION AND
                       -----------------------------------
                      MAC FRUGAL'S BARGAINS CLOSE-OUTS INC.
                      -------------------------------------
                            ANNOUNCE MERGER AGREEMENT
                            -------------------------

Columbus, Ohio - November 5, 1997 - Consolidated Stores Corporation (NYSE: CNS), the nation's largest closeout retailer, and Mac Frugal's Bargains Close-Outs Inc. (NYSE: MFI), a leading closeout retailer, today announced a definitive agreement to merge the two companies.

Under the terms of the agreement, Consolidated Stores will issue between 0.88 and 1.00 share of its stock for each Mac Frugal's share. The final exchange ratio will be based on the average closing price per share of Consolidated Stores stock during a twenty day period prior to the effective time of the merger. Based on Consolidated Stores twenty day average closing price through November 4, 1997, the exchange ratio would be 0.99. Using this exchange ratio, Consolidated would issue approximately 24.2 million shares, which would have a value of approximately $995 million based upon Consolidated's closing price of $41.13 on November 4. The transaction is expected to close in January 1998.

The merger is expected to be accretive to Consolidated Stores earnings, before synergies or any onetime charges associated with the merger. The stock-for-stock transaction will be accounted for as a pooling-of-interests and will be tax-free to both companies and their respective shareholders. The transaction is subject to customary conditions, including approval by both companies' shareholders and regulatory agencies.

Commenting on the merger, Mr. William G. Kelley, Chairman and Chief Executive Officer stated, "We are very excited about combining these two leading closeout retailers. This transaction will create a closeout store presence from coast to coast, with over 1,000 closeout store locations and minimal market overlap. This will introduce Consolidated Stores closeout business to some of the premier growth markets in the Western United States. Mac Frugal's stores are comparable to Consolidated's Odd Lots and Big Lots Stores in size. The closeout merchandise strategies of the two companies are very similar and will work very well together. The combined company is expected to have over $4 billion in revenue in the fiscal year ending January 1998."

Mr. Kelley concluded, "This transaction is accretive to our shareholders without any assumptions for synergies. Additionally, we are energized by what appear to be meaningful synergy opportunities between the two businesses over the coming years that will further add to the accretive nature of this transaction. Most importantly, the ultimate benefactor of the combination will be our customers, who will continue to depend upon our closeout stores for low prices and great value."

Merrill Lynch & Co. acted as exclusive financial advisor to Consolidated Stores Corporation.


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PRESS RELEASE                                                            Page 2




Consolidated Stores Corporation, a leading value retailer specializing in toys and close-out merchandise, operates a total of 1,946 stores in all 50 states and Puerto Rico. Stores by division consist of: 1,269 toy and close-out toy stores operating as K-B TOYS, K-B TOY WORKS and K-B TOY OUTLET and 677 closeout stores operating as ODD LOTS and BIG LOTS. Wholesale operations are conducted through CONSOLIDATED INTERNATIONAL and WISCONSIN TOY. Consolidated Stores Corporation, headquartered in Columbus, Ohio, had sales and income from continuing operations of $2,648 million and $113 million, respectively, for the fiscal year ended February 1, 1997.

Mac Frugal's operates a chain of 321 closeout retail stores in 18 states. These stores do business as PIC 'N' SAVE and MAC FRUGAL'S BARGAINS CLOSE-OUTS. Mac Frugal's, headquartered in Dominguez, California, had sales and net income of $773 million and $43 million, respectively, for the fiscal year ended February 2, 1997

With the exception of historical information, statements contained in this news release are forward-looking statements that are subject to risks and uncertainties, including, but not limited to, competitive pressures, inflation, consumer debt levels, currency fluctuations, trade restrictions, capital market conditions and other risks indicated in the Company's filings with the Securities and Exchange Commission. Actual results may materially differ from anticipated results described in such statements.